Z·E·N·V·I·A

VOTE

Your vote matters – here's how to vote!

You may vote online or by phone instead of mailing this card.

Votes submitted electronically must be received by 11:59 p.m. Eastern time, on November 28, 2022

Online
Go to **www.investorvote.com/ZENV** or scan the QR code – login details are located in the shaded bar below.

Phone
Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada

Save paper, time and money!
Sign up for electronic delivery at www.investorvote.com/ZENV

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

2022 Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

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A Proposals – The Board of Directors recommend a vote FOR Proposals 1 – 2.

	For	Against	Abstain
1. to resolve, as an ordinary resolution, that the Company's financial statements and the auditor's report for the fiscal year ended December 31, 2021 be approved and ratified.	☐	☐	☐
2. to resolve, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association annexed to the proxy statement, which provide, among other things, for (i) amended limitations to the powers of the directors set forth in Section 23.3 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect, (ii) changes to Section 24.4 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect so that the Board may install specific committees comprised of individuals other than Directors, and in any such case, subject to applicable law and listing rules of any designated stock exchange and (iii) changes to Section 29 of the Amended and Restated Memorandum and Articles of Association of the Company currently in effect so that the Second Amended and Restated Memorandum and Articles of Association provides further detail as to the role of the Secretary of the Board.	☐	☐	☐

B Authorized Signatures – This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) – Please print date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box.
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03PI5D

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders.
The material is available at: www.edocumentview.com/ZENV

Small steps make an impact.
Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/ZENV

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

ZENVIA INC.

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Notice of 2022 Annual Meeting of Shareholders

Proxy Solicited by Board of Directors for Annual Meeting — November 30, 2022

Cassio Bobsin, Shay Chor, or any of them, or failing them, the chairman of the Annual Meeting of Shareholders of Zenvia Inc., each with the power of substitution and to act individually, are hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual Meeting of Shareholders of Zenvia Inc. to be held on November 30, 2022 or at any postponement or adjournment thereof.

Shares represented by this proxy will be voted by the stockholder. If no such directions are indicated, the Proxies will have authority to vote FOR items 1-2.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

(Items to be voted appear on reverse side)

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.

Meeting Attendance
Mark box to the right if you plan to attend the Annual Meeting. ☐

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